PETER E. REINERT DIRECT DIAL: 407-418-6291 NORTH EOLA DRIVE OFFICE POST OFFICE BOX 2809 ORLANDO, FLORIDA 32802-2809 peter.reinert@lowndes-law.com

June 10, 2011

Mr. Duc Dang

Attorney-Advisor

United States Securities and

      Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Telephone:  (202) 551-3386

Facsimile:    (703) 813-6984

Re:         CNL Properties Trust, Inc. f/k/a CNL Diversified Lifestyle Properties, Inc.

               Registration Statement on Form S-11 Filed April 12, 2011

               Registration No. 333-168129

Dear Duc:

We are writing on behalf of our client, CNL Properties Trust, Inc. f/k/a CNL Diversified Lifestyle Properties, Inc. (the “Company”), in response to the comments contained in the Staff’s letter dated May 6, 2011. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.

For your convenience, we have reproduced your comments in this letter and included our responses directly below each comment.

Cover Page of Prospectus

1.        We note your response to comment 1 of our letter dated November 12, 2010. It continues to appear that the prospectus cover page is over one page in length. Please revise to limit this page to one page. Consider combining the first and fourth risk factors and limiting the disclosure to those items requested by Item 501 of Regulation S-K and Industry Guide 5.

We have combined the first and fourth risk factors. Attached is a copy of the cover page marked as Exhibit 1 substantially as it would appear when final and is one page in length.

0914805\145650\1376907\4 215 NORTH EOLA DRIVE ORLANDO, FLORIDA 32801-2028	TEL: 407-843-4600 — FAX :407-843-4444 — www.lowndes-law.com	450 SOUTH ORANGE AVENUE, SUITE 800 ORLANDO, FLORIDA 32801-3344

Mr. Duc Dang

June 10, 2011

Our Sponsor, Our Advisor, and Our Property Manager, page 1

2.        In response to comment 4, you indicate that your advisor anticipates initially relying on affiliated or unaffiliated parties to satisfy its obligations to you. Please revise to clarify whether your advisor will have any assets with which to remedy any liabilities that may result from the management of your operations. Also, please clarify whether your sponsor’s affiliates that may actually manage your operations would be insulated from any liabilities since they are not a party to your advisory contract.

RESPONSE:

We have revised the S-11 to provide the following (additions underlined). Page references are to the enclosed copy of the S-11.

Our advisor performs its duties and responsibilities to us under an advisory agreement and owes fiduciary duties to us and our stockholders. The term of the advisory agreement is for one year after the date of execution, subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties. Our advisor may have minimal assets with which to remedy any liabilities that may result under the advisory agreement. Our independent directors are required to review and approve the terms of our advisory agreement at least annually.

Our advisor may subcontract with affiliated or unaffiliated service providers for the performance of substantially all or a portion of its advisory services. In the event our advisor elects to subcontract with any service provider, our advisor will ultimately remain responsible for the completion and performance of all services and duties to be performed under our advisory agreement. The service providers our advisor may subcontract with may be insulated from liabilities to us for the services they perform, but may have certain liabilities to our advisor.

Pages 27-28

We will not be in privity of contract with service providers that may be engaged by our advisor to perform advisory services and they may be insulated from liabilities to us, and our advisor may have minimal assets with which to remedy any liabilities to us.

Our advisor may subcontract with affiliated or unaffiliated service providers for the performance of substantially all or a portion of its advisory services. We anticipate that our advisor will initially engage affiliates of our sponsor to perform certain services on its behalf. In the event our advisor elects to subcontract with any service provider, our advisor will enter into an agreement with such service provider and we will not be a party to such agreement. As a result, we will not be in privity of contract with any such service provider and, therefore, such service provider will have no direct duties, obligations or liabilities to us. In addition, we will have no right to any indemnification to which our advisor may be entitled under any agreement with a service provider. The service providers our

Mr. Duc Dang

June 10, 2011

advisor may subcontract with may be insulated from liabilities to us for services they perform, but may have certain liabilities to our advisor. Our advisor may have minimal assets with which to remedy any liabilities to us resulting under the advisory agreement.

Pursuant to our Advisory Agreement, our advisor may subcontract with affiliated or unaffiliated service providers for the performance of substantially all or a portion of its advisory services. In the event our advisor elects to subcontract with any service provider, our advisor will ultimately remain responsible for the completion and performance of all services and duties to be performed under our Advisory Agreement. The service providers our advisor may subcontract with may be insulated from liabilities to us for the services they perform, but may have certain liabilities to our advisor. We anticipate that our advisor will initially engage personnel from affiliates of our sponsor to perform certain services and functions on its behalf. We will not be obligated to pay any additional fees or compensation to our advisor or its affiliates that are not disclosed in this prospectus for any services or personnel that it engages to assist it in the performance of such duties. This arrangement allows us and our advisor to keep costs down as our advisor will be able to engage resources on an as needed basis as opposed to maintaining a dedicated staff when a dedicated staff may not be required.

Our advisor is required to indemnify us and our Operating Partnership from all liability, claims, damages, taxes or losses and related expenses, including reasonable attorneys’ fees and taxes, to the extent that such liability, claims, damages, taxes or losses and related expenses are not fully reimbursed by insurance and are incurred by reason of our advisor’s bad faith, fraud, misconduct, or gross negligence. Our advisor may have minimal assets with which to remedy any liabilities that may result under the advisory agreement. Our advisor, will not be held liable, however, for any action of our directors in following or declining to follow any advice or recommendation given by our advisor. We and our Operating Partnership are required to indemnify our advisor and its affiliates, including their respective officers, managers, directors, partners, employees, agents and advisors, from all liability, claims, damages, taxes or losses arising in the performance of their duties under the Advisory Agreement, and related expenses, including reasonable attorneys’ fees and costs, to the extent such liability, claims, damages, taxes or losses and related expenses are not fully reimbursed by insurance, subject to any limitations imposed by our articles of incorporation. Our articles of incorporation require that any indemnitee must have determined in good faith that (i) the course of conduct that caused the loss or liability was in our best interest, (ii) the indemnitee was performing services on our behalf, and (iii) the liability or loss was not the result of negligence or misconduct. Any indemnification of our advisor may be made only out of our and our Operating Partnership’s net assets and not from our stockholders.

Mr. Duc Dang

June 10, 2011

Signatures, page II-7

3.        Please include the signature of your principal financial officer. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

RESPONSE:

We have revised the signature page to include the signature of our principal financial officer.

Draft Legal Opinion

4.        We note the penultimate paragraph of your draft legal opinion. Please confirm to us that your reference and limitation to Maryland General Corporation Law includes the statutory provisions and also all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

RESPONSE:

We have reviewed applicable statutory provisions and applicable provisions of the Maryland Constitution that are related to the matters addressed in the legal opinion and have reviewed reported judicial decisions interpreting these laws that are applicable to the matters addressed in the opinion.

*****

The Company has authorized us to acknowledge on its behalf that it is responsible for the accuracy and adequacy of the disclosure in the filing.

Please do not hesitate to contact me with any questions regarding the foregoing. Also enclosed, as requested, with this letter is a marked copy of the amendment which highlights the changes we have made to the Form S-11 filed on April 11, 2011. Further, please advise whether the Staff has any additional comments.

Best regards.

Mr. Duc Dang

June 10, 2011

Very truly yours,

LOWNDES, DROSDICK, DOSTER,
KANTOR & REED, P.A.

/s/ Peter E. Reinert Peter E. Reinert

PER

Encls.

cc:        Richard Baltz, Esq.

            David Roos, Esq.

EXHIBIT 1

Prospectus

CNL PROPERTIES TRUST, INC.

Maximum Offering – Up to $3,000,000,000 in Shares of Common Stock	Minimum Offering – $2,000,000 in Shares of Common Stock

CNL Properties Trust, Inc. is a Maryland corporation sponsored by CNL Financial Group, LLC that intends to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. We intend to acquire and manage a diversified portfolio of real estate that we believe will generate a current return and provide long-term value to our stockholders. In particular, we will focus on acquiring properties primarily in the United States within the lifestyle, senior living and lodging market sectors. We also may invest in mortgage, bridge or mezzanine loans or in entities that make investments in real estate. We are offering up to a maximum of $3,000,000,000 (300,000,000 in shares) of our common stock in this offering. We have initially designated 5% of the shares in this offering as issuable pursuant to our distribution reinvestment plan, whereby the shares will be sold at up to a 5% discount to the prices for the primary offering. You must initially invest at least $5,000 unless you are investing as a tax exempt plan, in which event you must invest at least $4,000. This offering will terminate on or before [            ,] 20[    ], unless extended for an additional year by our board of directors. See “Plan of Distribution” on page [    ] for further details regarding the offering period.

Investing in our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page [        ]. Significant risks relating to your investment in shares of our common stock include:

•    We and our advisor are newly organized and have no operating history. Additionally, this is a blind pool offering, and our investment policies and strategies are broad and permit us to invest in many types of real estate and to make loans and other investments. Because we have not identified the real estate assets we will acquire with the net proceeds of this offering, you will be unable to evaluate how the proceeds are invested and the economic merits of such investments.

•    Due to the risks involved in the ownership of real estate, there is no guarantee of any return on your investment, and you may lose your investment.

•    There is no public market for our shares and we do not expect to list our shares in the near future on an exchange. If you are able to sell your shares, you would likely have to sell them at a substantial discount from their public offering price. There are restrictions and limitations on your ability to have all or any portion of your shares redeemed under our redemption plan. See “Summary of Redemption Plan” and “Summary of the Articles of Incorporation and Bylaws - Restriction of Ownership.”

•    Until we generate operating cash flow or funds from operations sufficient to make distributions to you, we may make distributions to you from other sources, such as from the proceeds of this offering or from borrowings, which will reduce cash available for investment in properties and other real estate-related assets. We have not established any limits on the extent to which we may use borrowings or proceeds of this offering to pay distributions, and there will be no assurance that we will be able to sustain distributions at any level.

•    We rely on our advisor and its affiliates to select properties and other investments and to conduct our operations. We are obligated to pay substantial fees to our advisor based upon agreements that have not been negotiated at arm’s length, and we may pay fees based upon factors other than the quality of services provided to us. These fees could influence our advisor’s advice to us and its judgment in performing services for us and our subsidiaries.

•    Certain officers and directors of our advisor also serve as our officers and directors and as officers and directors of competing programs, resulting in conflicts of interest. Those persons could take actions more favorable to other entities than to us.

•    We expect to incur debt, which could hinder our ability to pay distributions to you or could decrease the value of your investment in the event that income from or generated by, or the value of, the property collateralizing the debt declines.

•    If we do not qualify or remain qualified as a REIT, we will be subject to taxation on our income at regular corporate rates.

	Price to Public(1)	Commissions(2)	Net Proceeds to us (Before Expenses)(1)
Per Share	$10.00	$1.00	$9.00
Total Offering Minimum	$2,000,000.00	$200,000.00	$1,800,000.00
Total Offering Maximum	$3,000,000,000.00	$300,000,000.00	$2,700,000,000.00

(1)	Assumes all shares are sold at the maximum offering price and no shares are sold at a discount pursuant to our distribution reinvestment plan or as otherwise provided in this prospectus.
(2)	Includes up to 7% of selling commissions and 3% of marketing support fees, neither of which will be paid for shares issued pursuant to our distribution reinvestment plan.

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. No one is authorized to make any statement about this offering different from those that appear in this prospectus. The use of projections or forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence that may flow from an investment in this offering is not permitted.

The managing dealer of this offering, CNL Securities Corp., an affiliate of our sponsor, will use only its best efforts to sell our shares and has no firm commitment or obligation to purchase any of our shares. Your subscription payments will be placed in an account held by an escrow agent, UMB Bank, N.A., and will be held in trust for your benefit until subscription funds total at least $2 million. If we do not sell at least 200,000 shares by             , 20    , which is one year from the date of this prospectus, your funds in the escrow account (without interest and deductions for fees or expenses) will be returned to you, and we will stop selling shares.

Capitalized terms used but not immediately defined herein have the meanings given to them in the “Definitions” section of this prospectus.

The date of this prospectus is June     , 2011.